SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 6)*

Santarus Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

802817304

(CUSIP Number)

October 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 802817304                                             13G                                             Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Westfield Capital Management Company, LP #80-0175963
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,608,283
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,514,563
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,514,563
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.95%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 802817304                                             13G                                             Page 3 of 6 Pages

Item 1.

(a)

Name of Issuer

Santarus, Inc.

(b)

Address of Issuer’s Principal Executive Offices

10590 W Ocean Air Dr, Suite 200

San Diego, CA 92130

Item 2.

(a)

Name of Person Filing

Westfield Capital Management Company, LP

(b)

Address of Principal Business Office or, if none, Residence

1 Financial Center, Boston, Massachusetts 02111

(c)

Citizenship

Massachusetts

(d)

Title of Class of Securities

Common Stock

(e)

CUSIP Number

802817304

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 802817304                                             13G                                             Page 4 of 6 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

7,514,563

(b)

Percent of class:

12.95%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

5,608,283

(ii)

Shared power to vote or to direct the vote

0

(iii)

Sole power to dispose or to direct the disposition of

7,514,563

(iv)

Shared power to dispose or to direct the disposition of

0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The shares of the security listed in this Schedule are owned of record by clients of Westfield Capital Management Company, L.P. (“Westfield Capital”) in its capacity as investment adviser. Westfield Capital’s clients have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of the shares. To the best of Westfield Capital’s knowledge, no client has such right or power with respect to more than five percent of this class of security.

CUSIP No. 802817304                                             13G                                             Page 5 of 6 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.

Certifications.

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J).

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category or institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 802817304                                             13G                                             Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2009

By:	/s/ Brandi McMahon
Signature

Brandi McMahon, Senior Compliance Associate
Name/Title